Exhibit 2

2020 SECOND QUARTER RESULTS Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH Investor Relations Pablo Gutierrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – June					Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Consolidated cement volume	2,444	3,245	(25%)		1,019	1,620	(37%)
Consolidated domestic gray cement volume	2,261	2,912	(22%)		974	1,459	(33%)
Consolidated ready-mix volume	715	1,230	(42%)		235	588	(60%)
Consolidated aggregates volume	1,496	2,951	(49%)		494	1,462	(66%)
Net sales	362	507	(29%)	(23%)	148	249	(41%)	(36%)
Gross profit	141	194	(27%)	(22%)	54	91	(40%)	(36%)
as % of net sales	39.0%	38.3%	0.7pp		36.6%	36.4%	0.2pp
Operating earnings (loss) before other expenses, net	37	60	(37%)	(34%)	11	26	(58%)	(54%)
as % of net sales	10.3%	11.8%	(1.5pp )		7.3%	10.3%	(3.0pp )
Controlling interest net income (loss)	-20	11	N/A		11	-4	N/A
Operating EBITDA	75	100	(25%)	(21%)	29	46	(36%)	(32%)
as % of net sales	20.7%	19.8%	0.9pp		19.7%	18.3%	1.4pp
Free cash flow after maintenance capital expenditures	28	41	(32%)		25	23	8%
Free cash flow	27	40	(34%)		25	21	19%
Net debt	707	805	(12%)		707	805	(12%)
Total debt	785	834	(6%)		785	834	(6%)
Earnings (loss) of continued operations per share	(0.04)	0.02	N/A		0.02	(0.01)	N/A
Shares outstanding at end of period	557	557	0%		557	557	0%
Employees	4,156	4,128	1%		4,156	4,128	1%

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of US dollars, except volumes, percentages, employees, and per-share amounts.

Shares outstanding are presented in millions.

Consolidated net sales during the second quarter of 2020 declined by 41% in U.S.-dollar terms, or by 36% in local-currency terms, compared with those of the second quarter of 2019.

Cost of sales as a percentage of net sales during the second quarter decreased by 0.2pp from 63.6% to 63.4%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the quarter increased by 3.2pp from 26.1% to 29.3%, compared with those of 2019.

Operating EBITDA during the second quarter of 2020 declined in U.S.- dollar and local-currency terms by 36% and 32%, respectively, compared with that of the second quarter of 2019.

Operating EBITDA margin during the second quarter of 2020 increased by 1.4pp, compared with that of the second quarter of 2019.

Controlling interest net income during the second quarter was US$11 million, compared with a loss of US$4 million during the same quarter of 2019.

Total debt declined by 6% during the quarter on a year-over-year basis, reaching US$785 million.

2020 Second Quarter Results	Page 2

OPERATING RESULTS

Colombia

	January – June					Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	169	250	(32%)	(22%)	67	122	(45%)	(36%)
Operating EBITDA	28	39	(28%)	(18%)	12	17	(32%)	(23%)
Operating EBITDA margin	16.7%	15.7%	1.0pp		17.4%	14.1%	3.3pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(27%)	(40%)	(40%)	(57%)	(42%)	(62%)
Price (USD)	(5%)	(6%)	(10%)	(10%)	(10%)	(10%)
Price (local currency)	9%	9%	3%	3%	3%	4%

Year-over-year percentage variation.

In Colombia, construction activity during the quarter was impacted by the COVID-19 containment measures. During this period, our cement volumes declined by 40%. However, our volumes recovered during June as restrictions eased, declining a high-single digit on a year-over-year basis and improving significantly versus May. During June, we observed increased activity in 4G projects and in the self-construction sector.

Despite the volume decline, our cement prices during June reached the highest levels since September 2016. During the quarter, our cement prices improved by 9% year-over-year and by 1% sequentially, in local-currency terms.

Panama

	January – June					Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var		l-t-l % var
Net sales	41	98	(58%)	(58%)	7	48	(86%)		(86%)
Operating EBITDA	7	24	(72%)	(72%)	-3	11	N/A		N/A
Operating EBITDA margin	16.8%	24.9%	(8.1pp )		-51.4%	22.1%	(73.5pp	)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(59%)	(88%)	(68%)	(99%)	(63%)	(96%)
Price (USD)	(6%)	(5%)	(6%)	22%	(5%)	(6%)
Price (local currency)	(6%)	(5%)	(6%)	22%	(5%)	(6%)

Year-over-year percentage variation.

Panama is the country in the region with the most severe restrictions imposed to fight the COVID-19 crisis. Following government regulations, the construction industry and its supply chain were fully closed during April and May. Then, in early June, certain infrastructure projects and hardware stores could resume activities although with restrictions.

2020 Second Quarter Results	Page 3

OPERATING RESULTS

Costa Rica

	January – June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	46	55	(17%)	(20%)	20	27	(26%)	(28%)
Operating EBITDA	14	19	(24%)	(26%)	7	9	(27%)	(29%)
Operating EBITDA margin	31.4%	34.1%	(2.7pp )		32.1%	32.5%	(0.4pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(10%)	(15%)	(23%)	(35%)	(66%)	(60%)
Price (USD)	(4%)	(4%)	(7%)	(9%)	90%	39%
Price (local currency)	(8%)	(7%)	(11%)	(11%)	82%	35%

Year-over-year percentage variation.

In Costa Rica, our cement volumes during the second quarter declined by 15%, in line with the industry. Our volumes declined by 22% during April, then recovered during May and June. During the quarter, the impact of COVID-19 containment measures had a relatively mild impact on industry cement volumes, supported by the resilience of the self-construction sector.

Regarding cement pricing, our quarterly prices in local-currency terms improved by 1% sequentially. The increased price on a sequential basis partially reflects our price increase of around 4% for bagged cement, that we made effective on June 22.

Rest of CLH

	January – June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	114	113	0%	2%	56	57	(0%)	1%
Operating EBITDA	37	33	15%	17%	20	15	29%	31%
Operating EBITDA margin	33.0%	28.8%	4.2pp		35.5%	27.3%	8.2pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	5%	5%	(10%)	(3%)	(26%)	(38%)
Price (USD)	(4%)	(4%)	2%	0%	13%	4%
Price (local currency)	(2%)	(2%)	3%	2%	18%	8%

Year-over-year percentage variation.

In Guatemala, we estimate that industry volumes declined a low- to mid-single digit during 2Q20, affected by lower formal construction activity in Guatemala City. However, our cement volumes improved during the second quarter due to our relatively low exposure to the formal sector, and to increased activity in our main markets.

In Nicaragua, we are encouraged by the improvement in construction activity observed during the quarter and the first half of the year. Our cement volumes increased by 9% during the quarter, driven by a mild reactivation of the self-construction sector, as well as by government-sponsored projects, such as a hospital, highways, and a social-housing complex.

2020 Second Quarter Results	Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - June			Second Quarter
	2020	2019	% var	2020	2019	% var
Operating earnings before other expenses, net	37	60	(37%)	11	26	(58%)
+ Depreciation and operating amortization	38	41		18	20

Operating EBITDA	75	100	(25%)	29	46	(36%)
- Net financial expense	26	27		13	13
- Capital expenditures for maintenance	4	17		2	12
- Change in working Capital	19	(4)		(2)	(10)
- Taxes paid	(4)	24		(11)	10
- Other cash items (Net)	2	(3)		1	(3)

Free cash flow after maintenance capital exp	28	41	(32%)	25	23	8%
- Strategic Capital expenditures	1	1		0	1

Free cash flow	27	40	(34%)	25	21	19%

In millions of US dollars, except percentages.

Information on Debt

		Second Quarter		First Quarter
	2020	2019	% var	2020
Total debt [1],[2]	785	834		766
Short term	6%	17%		1%
Long term	94%	83%		99%

Cash and cash equivalents	78	28	180%	32

Net debt	707	805	(12%)	734

Net debt / EBITDA	4.1x	3.6x		3.9x

	Second Quarter
	2020	2019
Currency denomination
U.S. dollar	96%	99%
Colombian peso	4%	1%

Interest rate
Fixed	61%	58%
Variable	39%	42%

In millions of US dollars, except percentages.

[1]	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
[2]	Represents the consolidated balances of CLH and subsidiaries.

2020 Second Quarter Results	Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in thousands of U.S. Dollars, except per share amounts

	January – June				Second Quarter
INCOME STATEMENT	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	362,353	507,182	(29%)	(23%)	148,128	248,958	(41%)	(36%)
Cost of sales	(221,013)	(312,906)	29%		(93,847)	(158,243)	41%

Gross profit	141,340	194,276	(27%)	(22%)	54,281	90,715	(40%)	(36%)
Operating expenses	(103,946)	(134,608)	23%		(43,418)	(65,011)	33%

Operating earnings (loss) before other expenses, net	37,394	59,668	(37%)	(34%)	10,863	25,704	(58%)	(54%)
Other expenses, net	(4,745)	(8,093)	41%		(3,034)	(8,156)	63%

Operating earnings (loss)	32,649	51,575	(37%)		7,829	17,548	(55%)
Financial expenses	(26,474)	(27,007)	2%		(13,194)	(13,151)	(0%)
Other income (expenses), net	(21,558)	(5,887)	(266%)		17,160	(8,659)	n/a

Net income (loss) before income taxes	(15,383)	18,681	n/a		11,795	(4,262)	n/a
Income tax	(4,493)	(7,538)	40%		(1,184)	(235)	(405%)

Consolidated net income (loss)	(19,876)	11,143	n/a		10,611	(4,497)	n/a
Non-controlling interest net income	86	(9)	n/a		17	30	(43%)

Controlling Interest Net Income (loss)	(19,790)	11,134	n/a		10,628	(4,467)	n/a

Operating EBITDA	75,054	100,176	(25%)	(21%)	29,252	45,538	(36%)	(32%)
Earnings (loss) of continued operations per share	(0.04)	0.02	n/a		0.02	(0.01)	n/a

	as of June 30
BALANCE SHEET	2020	2019	% var
Total Assets	2,861,981	3,033,689	(6%)
Cash and Temporary Investments	78,360	28,300	177%
Trade Accounts Receivables	61,748	82,911	(26%)
Other Receivables	56,850	54,190	5%
Inventories	74,793	80,023	(7%)
Other Current Assets	24,510	27,566	(11%)
Current Assets	296,261	272,990	9%
Fixed Assets	1,024,614	1,170,711	(12%)
Other Assets	1,541,106	1,589,988	(3%)

Total Liabilities	1,390,363	1,479,606	(6%)
Current Liabilities	254,823	403,749	(37%)
Long-Term Liabilities	1,071,086	1,057,916	1%
Other Liabilities	64,454	17,941	259%

Consolidated Stockholders’ Equity	1,471,618	1,554,083	(5%)
Non-controlling Interest	4,924	5,274	(7%)
Stockholders’ Equity Attributable to Controlling Interest	1,466,694	1,548,809	(5%)

2020 Second Quarter Results	Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - June			Second Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	1,357,444	1,624,798	(16%)	565,900	814,191	(30%)
Cost of sales	(827,958)	(1,002,418)	17%	(358,527)	(517,518)	31%

Gross profit	529,486	622,380	(15%)	207,373	296,673	(30%)
Operating expenses	(389,400)	(431,229)	10%	(165,874)	(212,610)	22%

Operating earnings (loss) before other expenses, net	140,086	191,151	(27%)	41,499	84,063	(51%)
Other expenses, net	(17,775)	(25,926)	31%	(11,590)	(26,671)	57%

Operating earnings (loss)	122,311	165,225	(26%)	29,909	57,392	(48%)
Financial expenses	(99,177)	(86,519)	(15%)	(50,405)	(43,009)	(17%)
Other income (expenses), net	(80,761)	(18,860)	(328%)	65,557	(28,321)	n/a

Net income (loss) before income taxes	(57,627)	59,846	n/a	45,061	(13,938)	n/a
Income tax	(16,831)	(24,149)	30%	(4,523)	(771)	(487%)

Consolidated net income (loss)	(74,458)	35,697	n/a	40,538	(14,709)	n/a
Non-controlling interest net income	321	(30)	n/a	66	100	(34%)

Controlling Interest Net Income (loss)	(74,137)	35,667	n/a	40,604	(14,609)	n/a

Operating EBITDA	281,165	320,921	(12%)	111,751	148,926	(25%)
Earnings (loss) of continued operations per share	(134)	64	n/a	73	(26)	n/a

	as of June 30
BALANCE SHEET	2020	2019	% var
Total Assets	10,757,927	9,725,005	11%
Cash and Temporary Investments	294,547	90,720	225%
Trade Accounts Receivables	232,107	265,785	(13%)
Other Receivables	213,694	173,715	23%
Inventories	281,139	256,526	10%
Other Current Assets	92,132	88,372	4%
Current Assets	1,113,619	875,118	27%
Fixed Assets	3,851,433	3,752,912	3%
Other Assets	5,792,875	5,096,975	14%

Total Liabilities	5,226,248	4,743,128	10%
Current Liabilities	957,858	1,294,285	(26%)
Long-Term Liabilities	4,026,117	3,391,329	19%
Other Liabilities	242,273	57,514	321%

Consolidated Stockholders’ Equity	5,531,679	4,981,877	11%
Non-controlling Interest	18,506	16,908	9%
Stockholders’ Equity Attributable to Controlling Interest	5,513,173	4,964,969	11%

2020 Second Quarter Results	Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars

Operating EBITDA margin as a percentage of net sales

NET SALES	January - June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var

Colombia	168,640	249,651	(32%)	(22%)	66,905	121,585	(45%)	(36%)
Panama	41,184	97,856	(58%)	(58%)	6,668	47,832	(86%)	(86%)
Costa Rica	45,672	55,208	(17%)	(20%)	20,322	27,451	(26%)	(28%)
Rest of CLH	113,614	113,174	0%	2%	56,355	56,603	(0%)	1%

Others and intercompany eliminations	(6,757)	(8,707)	22%	22%	(2,122)	(4,513)	53%	53%

TOTAL	362,353	507,182	(29%)	(23%)	148,128	248,958	(41%)	(36%)

GROSS PROFIT
Colombia	63,647	91,959	(31%)	(20%)	23,672	43,474	(46%)	(38%)
Panama	10,009	31,963	(69%)	(69%)	(3,487)	14,154	N/A	N/A
Costa Rica	22,379	27,643	(19%)	(22%)	10,218	13,472	(24%)	(26%)
Rest of CLH	46,919	43,855	7%	9%	24,782	20,914	18%	20%

Others and intercompany eliminations	(1,614)	(1,144)	(41%)	N/A	(904)	(1,299)	30%	30%

TOTAL	141,340	194,276	(27%)	(22%)	54,281	90,715	(40%)	(36%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Colombia	16,270	25,434	(36%)	(29%)	6,100	10,545	(42%)	(33%)
Panama	(1,080)	15,693	N/A	N/A	(7,574)	6,526	N/A	N/A
Costa Rica	11,946	16,474	(27%)	(30%)	5,228	7,808	(33%)	(34%)
Rest of CLH	33,580	28,638	17%	19%	18,234	13,373	36%	38%

Others and intercompany eliminations	(23,322)	(26,571)	12%	12%	(11,126)	(12,548)	11%	11%

TOTAL	37,394	59,668	(37%)	(34%)	10,863	25,704	(58%)	(54%)

OPERATING EBITDA
Colombia	28,242	39,073	(28%)	(18%)	11,654	17,188	(32%)	(23%)
Panama	6,917	24,412	(72%)	(72%)	(3,429)	10,570	N/A	N/A
Costa Rica	14,361	18,811	(24%)	(26%)	6,516	8,931	(27%)	(29%)
Rest of CLH	37,448	32,581	15%	17%	20,002	15,471	29%	31%

Others and intercompany eliminations	(11,914)	(14,701)	19%	19%	(5,491)	(6,622)	17%	17%

TOTAL	75,054	100,176	(25%)	(21%)	29,252	45,538	(36%)	(32%)

OPERATING EBITDA MARGIN
Colombia	16.7%	15.7%	l.0pp		17.4%	14.1%	3.3pp
Panama	16.8%	24.9%	(8.1pp )		-51.4%	22.1%	(73.5pp )
Costa Rica	31.4%	34.1%	(2.7pp )		32.1%	32.5%	(0.4pp )
Rest of CLH	33.0%	28.8%	4.2pp		35.5%	27.3%	8.2pp

TOTAL	20.7%	19.8%	0.9pp		19.7%	18.3%	1.4pp

2020 Second Quarter Results	Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons

Ready mix in thousands of cubic meters

	January - June			Second Quarter
	2020	2019	% var	2020	2019	% var
Total cement volume [1]	2,444	3,245	(25%)	1,019	1,620	(37%)
Total domestic gray cement volume	2,261	2,912	(22%)	974	1,459	(33%)
Total ready-mix volume	715	1,230	(42%)	235	588	(60%)
Total aggregates volume	1,496	2,951	(49%)	494	1,462	(66%)

[1]	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

DOMESTIC GRAY CEMENT	January - June	Second Quarter	Second Quarter 2020
	2020 vs. 2019	2020 vs. 2019	vs. First Quarter 2020
Colombia	(27%)	(40%)	(29%)
Panama	(59%)	(88%)	(83%)
Costa Rica	(10%)	(15%)	(12%)
Rest of CLH	5%	5%	1%

READY-MIX
Colombia	(40%)	(57%)	(47%)
Panama	(68%)	(99%)	(99%)
Costa Rica	(23%)	(35%)	(29%)
Rest of CLH	(10%)	(3%)	(19%)

AGGREGATES
Colombia	(42%)	(62%)	(51%)
Panama	(63%)	(96%)	(95%)
Costa Rica	(66%)	(60%)	42%
Rest of CLH	(26%)	(38%)	(13%)

2020 Second Quarter Results	Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

DOMESTIC GRAY CEMENT	January - June	Second Quarter	Second Quarter 2020
	2020 vs. 2019	2020 vs. 2019	vs. First Quarter 2020
Colombia	(5%)	(6%)	(3%)
Panama	(6%)	(5%)	0%
Costa Rica	(4%)	(4%)	1%
Rest of CLH	(4%)	(4%)	(0%)

READY-MIX
Colombia	(10%)	(10%)	(4%)
Panama	(6%)	22%	28%
Costa Rica	(7%)	(9%)	(1%)
Rest of CLH	2%	0%	2%

AGGREGATES
Colombia	(10%)	(10%)	(2%)
Panama	(5%)	(6%)	(3%)
Costa Rica	90%	39%	(46%)
Rest of CLH	13%	4%	(8%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

DOMESTIC GRAY CEMENT	January - June	Second Quarter	Second Quarter 2020
	2020 vs. 2019	2020 vs. 2019	vs. First Quarter 2020
Colombia	9%	9%	1%
Panama	(6%)	(5%)	0%
Costa Rica	(8%)	(7%)	1%
Rest of CLH	(2%)	(2%)	0%

READY-MIX
Colombia	3%	3%	(0%)
Panama	(6%)	22%	28%
Costa Rica	(11%)	(11%)	(1%)
Rest of CLH	3%	2%	2%

AGGREGATES
Colombia	3%	4%	1%
Panama	(5%)	(6%)	(3%)
Costa Rica	82%	35%	(46%)
Rest of CLH	18%	8%	(8%)

For Rest of CLH. volume-weighted average prices.

2020 Second Quarter Results	Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader’s convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under “other and intercompany eliminations.”

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates	January - June		January - June		Second Quarter
	2020 EoP	2019 EoP	2020 average	2019 average	2020 average	2019 average
Colombian peso	3,758.91	3,205.67	3,746.19	3,203.58	3,820.34	3,270.40
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	583.49	583.64	577.49	600.09	577.29	591.09
Euro	0.91	0.86	0.91	0.83	0.91	0.85

Amounts provided in units of local currency per US dollar.

2020 Second Quarter Results	Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

EoP equals End of Period.

Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2020 Second Quarter Results	Page 12